FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of	May	2004
Commission File Number	000-29898
Research In Motion Limited (Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F ___________	Form 40-F_____X_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes__________________	No________X__________

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

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1.

Document	News Release dated May 5, 2004 (“SFR Launches new BlackBerry Solution in France")	Page No 2

Document 1

May 5, 2004

FOR IMMEDIATE RELEASE

SFR Launches new BlackBerry Solution in France

BlackBerry already adopted by over one million users around the globe

Paris, France — SFR and Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) are launching the BlackBerry Web Client™ platform in France for customers with hosted email systems. Note: approximately 79 percent of businesses with between 10 to 49 employees use an externally hosted e-mail system (source: Datanova – June, 2003).

Based on RIM’s agreement with the Vodafone Group, SFR was the first operator in France to introduce BlackBerry® to corporate customers and successfully launched BlackBerry Enterprise Server™ approximately one year ago. SFR now intends to expand the market for BlackBerry with this new offering that is designed for smaller enterprises and professionals (self employed, independent workers) who use externally hosted e-mail accounts (ISP or web-based) and do not require server software.

“Push” Technology:

BlackBerry features ‘always on’ operation allowing users to stay connected to their email while on the move. In fact, users can integrate up to 10 different professional and personal email accounts with a single BlackBerry handheld. Thanks to RIM’s ‘push’ technology, the user’s email messages are automatically delivered to the BlackBerry handheld making it possible to review and respond immediately. It’s just as simple as sending or receiving an SMS message and users can also read attachments (including Word, Excel, PowerPoint and PDF formats).

With the BlackBerry 7230™ Wireless Handheld, users can effortlessly:

o Manage their email messages while on the move
o Make telephone calls and send SMS messages
o Compose messages quickly thanks to the integrated thumb-typing keyboard
o Access the Internet using the BlackBerry browser o Manage their calendar, address book and other organizer functions

Ready in five clicks:

The activation and configuration of BlackBerry Web Client is user friendly and can be completed directly from the BlackBerry 7230 with just a few clicks.

BlackBerry 7230:

o Built-in phone with integrated speaker and microphone o High resolution color screen — 240 x 160 pixels – with support for over 65,000 colors
o Compact and lightweight — 4.4 x 2.9 x 0.8 inches (11.3 x 7.4 x 2.0 cm) and 4.8 ounces (136g)
o Internationaluse: Tri-band GSM/GPRS 900/1800/1900 Mhz
o Superior battery life: 10 days stand-by and 4 hours talk time – removable/rechargeable battery
o Full, backlit keyboard optimized for thumb-typing
o USB port
o 16 Mb of flash memory and 2 Mb RAM

About SFR

SFR is the number 2 mobile telephone operator in France with approaching 15 million clients and 35.3 percent market share. Building on its unparalleled background within the enterprise market, SFR established though its SFR Enterprise division a product and service offering delivered through a network of distributors and dedicated client service professionals. SFR Enterprise offers a range of packages, support and mobile data offerings tailored to the needs of enterprises.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

SFR Media Contacts: Agence Florence Gillier Communication Julie Masset-Terzulli (juliem@fgcom.fr) Valerie Hackenheimer (valerieh@fgcom.fr) Tel : 01 41 18 85 55 Fax : 01 41 18 55 56 www.fgcom.fr
RIM Media Contact - Europe Tilly Quanjer, Senior Communications Manager, RIM +44 (0) 1784 223987 tquanjer@rim.com
RIM Investore Contact: RIM Investor Relations (519) 888-7465 investor_relations@rim.com
RIM Media Contact - North America, Latin America, Asia Pacific: Courtney Flaherty Brodeur Worldwide for RIM +1 (212) 771-3637 cflaherty@brodeur.com

_________________

Forward-looking statements in this news release are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “intend” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM’s products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited (Registrant)
Date:	May 5, 2004	By:	/s/ Rob Duncan (Signature)
Rob Duncan
Vice President, Corporate Controller